TOWER ONE WIRELESS CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 9, 2020

AND

INFORMATION CIRCULAR

August 3, 2020

This document requires immediate attention.  If you are in doubt as to how to deal with the documents or matters referred to in this notice and information circular, you should immediately contact your advisor.

TOWER ONE WIRELESS CORP.

Suite 600 - 535 Howe Street
Vancouver, BC  V6C 2Z4
Telephone: 604-559-8051

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of Tower One Wireless Corp. (the "Company") will be held in a virtual only format, which will be conducted via telephone conference, on September 9, 2020, at the hour of 10:00 a.m. (Pacific Standard Time) for the following purposes:

(1) to receive the audited financial statements of the Company for the fiscal year ended December 31, 2019, and the accompanying report of the auditors;

(2) to set the number of directors of the Company at four (4);

(3) to elect Robert Horsely, Alejandro Ochoa, Fabio Alexander Vasquez and Hugo Ochoa as directors of the Company;

(4) to appoint Smythe LLP, Chartered Professional Accountants as the auditors of the Company for the fiscal year ending December 31, 2020;

(5) to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2020;

(6) to consider, and if thought fit, to approve an ordinary resolution to ratify the adoption of the Advance Notice Policy for the nomination of directors by shareholders in certain circumstances, all as described in the accompanying Information Circular; and

(7) to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

Registered Shareholders and validly appointed proxyholders may attend the meeting by calling 877-407-2991 (Event 14) (toll-free in Canada and the United States) or 201-389-0925 (Event 14) (international). Registered Shareholders who attend the virtual meeting will have an equal opportunity to participate at the Meeting, regardless of their geographical location.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The board of directors of the Company has fixed August 3, 2020 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.  Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please vote by proxy by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, or a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (each, an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 3rd day of August, 2020.

By Order of the Board of Directors of

TOWER ONE WIRELESS CORP.

"Alejandro Ochoa"
Alejandro Ochoa
Chief Executive Officer, President and Director

PLEASE VOTE.  YOUR VOTE IS IMPORTANT.  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED FORM OF PROXY AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

TOWER ONE WIRELESS CORP.

Suite 600 - 535 Howe Street
Vancouver, BC  V6C 2Z4
Telephone: 604-559-8051

INFORMATION CIRCULAR
August 3, 2020

INTRODUCTION

This information circular (the "Information Circular") accompanies the notice of annual general and special meeting of shareholders (the "Notice") of Tower One Wireless Corp.. (the "Company") and is furnished to shareholders (each, a "Shareholder") holding common shares (the "Shares") of the Company in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the "Meeting") of the Shareholders to be held at 10:00 a.m. (Pacific Standard Time) on September 9, 2020 in a virtual only format, which will be conducted via telephone conference, or at any adjournment or postponement thereof. Registered Shareholders and validly appointed proxyholders may attend the meeting by calling 877-407-2991 (Event 14) (toll-free in Canada and the United States) or 201-389-0925 (Event 14) (international). Registered Shareholders who attend the virtual meeting will have an equal opportunity to participate at the Meeting, regardless of their geographical location.

Date and Currency

The date of this Information Circular is August 3, 2020.  Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation to any of the directors, officers and employees of the Company.  The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers who are NOBOs (as defined below), and the Company will reimburse such brokers and nominees for their related out of pocket expenses.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company.  The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular.  This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting.  A Shareholder is entitled to one vote for each common share that such Shareholder holds on the record date of August 3, 2020 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

The Shareholder may vote by mail or via the Internet by following instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. The Chairman of the Meeting, in his sole discretion, may accept completed forms of proxy on the day of the Meeting or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at anytime before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy.  The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY.  IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice.  At the date of this Information Circular, management of the Company is not aware of any such amendments, variations or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares of a Shareholder on any matter, the Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder's name on the records of the Company.  Such Shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to the names of all Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by his, her or its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the applicable Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his, her or its broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his, her or its Shares.

Beneficial Shareholders consist of non-objecting beneficial owners and objecting beneficial owners. A non-objecting beneficial owner is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators. An objecting beneficial owner means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under NI 54-101.

The Company is sending proxy-related materials directly to non-objecting beneficial owners of the Shares. The Company will not pay for the delivery of proxy-related materials to objecting beneficial owners of the Shares under NI 54-101 and Form 54-107F1 - Request for Voting Instructions Made by Intermediary. The objecting beneficial owners of the Shares will not receive the materials unless their intermediary assumes the costs of delivery.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Class A common shares without par value (the "Shares"). As of the record date, determined by the board of directors of the Company (the "Board") to be the close of business on August 3, 2020, a total of 94,103,732 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and executive officers of the Company, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
Alejandro Ochoa	12,000,000	12.75%
Fabio Alexander Vasquez	12,000,000(1)	12.75%

(1) These 12,000,000 Shares are held indirectly through Executive Investment Partners LLC., a company controlled by Fabio Alexander Vasquez.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2019, together with the auditor's report thereon, will be presented to the Shareholders at the Meeting.  The Company's financial statements and management discussion and analysis are available on SEDAR at www.sedar.com.

NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at four (4). An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends the approval of setting the number of directors of the Company at four (4).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's Articles or until such director's earlier death, resignation or removal.

Management of the Company proposes to nominate all of the current directors of the Company, as set out in the table below, for election by the shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Director Since	Number of Shares Owned(1)
Alejandro Ochoa(2) Florida, United States Chief Executive Officer, President and Director	Founder and CEO of Tower Three SAS; and ex-consultant to Mackie Research Capital Corporation's Investment Banking Practice with a Latin American focus.	January 12, 2017	12,000,000
Robert Horsely(2) British Columbia, Canada Director

Director of Evolving Gold Corp.; CEO of Fortify Resources Inc.; Partner of Howe and Bay Financial Corp.; and CEO and director of Pacific Therapeutics Ltd.; Owner of Marksman Geological Ltd

Owner of Cervus Business Management Inc.; former CEO of the Company.

		January 12, 2016	6,000,000(3)
Fabio Alexander Vasquez Florida, United States Director	Co-founder of Tower Three SAS, and has been engaged in the Florida aviation business for over 25 years.	January 12, 2017	12,000,000
Hugo Ochoa Florida, United States Director	Self-made entrepreneur in operating international operations in both a commercial truck/auto parts business, SAP Truck & Auto Parts Corp., and a real estate holding company, Equilatero SAS. Mr. Ochoa has successfully run SAP Truck & Auto Parts Corp. for over 40 years.	Nominee	8,898,055

(1) Information has been furnished by the respective nominees individually.

(2) Member of the Audit Committee. The Company does not currently have a Compensation Committee.

(3) These Shares are held indirectly through Howe and Bay Financial Corp.

Management does not contemplate that any of its nominees will be unable to serve as directors.  If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Shares represented by proxies for the election of any other persons as directors.

Management recommends the election of each of the nominees listed above as a director of the Company.

Orders

To the best of management's knowledge, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the best of management's knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, been a director or an executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management's knowledge, no proposed director of the Company has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Luis Parra, an executive officer of the Company, co-founded Ingeant SA ("Ingeant"), a corporation incorporated pursuant to the laws of Colombia. He is currently a partner of Ingeant, and served as technical director and board member of Ingeant from July, 1995 until his resignation in early December, 2014. On October 31, 2014, Ingeant filed a voluntary petition for relief to reorganize under Article 47 of Colombian Law 1116 de 2006 of the Business Insolvency Regime of Colombia in the "Super Intendencia de Sociedades" in the city of Medellin, Colombia. On December 19, 2014, Ingeant's petition was accepted.

Penalties and Sanctions

To the best of management's knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Statement of Executive Compensation:

"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);

"NEO" or "named executive officer" means:

(a) each individual who served as chief executive officer ("CEO") of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year,

(b) each individual who served as chief financial officer ("CFO") of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year,

(c) the most highly compensated executive officer of the Company or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year, and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries (if any), nor acting in a similar capacity, at the end of that financial year;

"plan" includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

"underlying securities" means any securities issuable on conversion, exchange or exercise of compensation securities.

Explanatory Note

Unless otherwise indicated, all dollar ($) amounts set for in this Statement of Executive Compensation Form are expressed in US dollars.

Director and Named Executive Officer Compensation, excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company:

Name and Position	Fiscal Year Ended	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all other Compensation ($)	Total Compensation ($)
Alejandro Ochoa, Director, President and CEO	2019 2018	204,000 165,605	Nil Nil	Nil Nil	Nil Nil	Nil Nil	204,000 165,605
Santiago Rossi, CFO	2019 2018	170,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	170,000 Nil
Luis Parra, COO	2019 2018	204,000 114,546	Nil Nil	Nil Nil	Nil Nil	Nil Nil	204,000 114,546
Fabio Alexander Fasquez, Director	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Robert Horsely, Director	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Abbey Abdiye, Former CFO	2019 2018	92,100 99,092	Nil Nil	Nil Nil	Nil Nil	Nil Nil	92,100 99,092

(1) Alejandor Ochoa was appointed as the President, CEO and a director of the Company on January 12, 2017.

(2) Santiago Rossi was appointed as the CFO of the Company on March 1, 2019.

(3) Luis Parra was appointed as the COO of the Company on August 15, 2017.

(4) Fabio Alexander Fasquez was appointed as a director of the Company on January 12, 2017.

(5) Robert Horsely was appointed as a director of the Company on February 2, 2016.

(6) Abbey Abdiye was appointed the CFO of the Company on January 12, 2017 and subsequently resigned on March 1, 2019.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended December 31, 2019 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
Alejandro Ochoa, Director, President and CEO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Santiago Rossi, CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Luis Parra, COO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Fabio Alexander Fasquez, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Robert Horsely, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Abbey Abdiye, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil

Exercise of Compensation Securities by Directors and NEOs

The following table sets out each exercise by a director or NEO of compensation securities during the year ended December 31, 2019:

Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised (#)	Exercise Price per Security ($)	Date of Exercise	Closing Price per Security on Date of Exercise ($)	Difference between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Alejandro Ochoa, Director, President and CEO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Santiago Rossi, CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Luis Parra, COO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Fabio Alexander Fasquez, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Robert Horsely, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Abbey Abdiye, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil

Stock Option Plans and Other Incentive Plans

The Company's current incentive stock option plan (the "Plan") was adopted by the by the Board in September 2016.

The purpose of the Plan is to attract and retain directors, officers, employees and consultants and to motivate them to advance the interests of the Company by affording them with the opportunity acquire an equity interest in the Company through options granted under the Plan.

The Stock Option Plan provides that unless authorized by the shareholders in accordance with applicable securities laws, the aggregate number of Shares reserved for issuance under the Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, is subject to the restrictions imposed under applicable securities laws.

The Plan is intended to emphasize management's commitment to the growth of the Company. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option grants are based on the total of stock options available under the Plan. In granting stock options, the Board reviews the total of stock options available under the Plan and recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The exercise periods are to be set at the date of grant. Options granted under the Plan will have an exercise price of not less than the minimum prevailing price of the Company's Shares permitted by the Canadian Securities Exchange on the day prior to the date of the grant.

The Board establishes the expiry date for each option at the time such option is granted. The expiry date cannot be longer than the maximum exercise period as determined by the applicable securities laws and the policies of the Canadian Securities Exchange. No Option is exercisable until it has vested.  The Board establishes a vesting period or periods at the time each option is granted to an optionee, subject to the compliance with applicable securities laws and the policies of the Canadian Securities Exchange. An optionee who wishes to exercise an Option must pay the exercise price in cash, a certified cheque or a bank draft payable to the Company for the aggregate exercise price for the optioned Shares being acquired.

Employment, Consulting and Management Agreements

For the year ended December 31, 2019, other than as set forth below, the Company does not have any employment, consulting or management agreements or arrangements with any of the Company's current NEOs or directors.

The Company entered into an employment agreement with Mr. Alejandro Ochoa effective October 31, 2018 with regards to his employment as the President and Chief Executive Officer of the Company. The agreement is for an indefinite term and will continue until such time unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Ochoa a base salary of $240,000 annually. Mr. Ochoa is also eligible, on each anniversary of the agreement, commencing on January 1, 2019, to (a) the equivalent of one (1%) percent of the total issued common shares of the Company, or (b) two (2%) percent of the total issued common shares of the Company, for any complete year that the Company (including Affiliates) has three hundred (300) or more Co-location Tenants (as that term is defined in the employment agreement).

The Company entered into an employment agreement with Mr. Luis Parra effective October 31, 2018 with regards to his employment as the Chief Operating Officer of the Company. The agreement is for an indefinite term and will continue until such time unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Parra a base salary of $180,000 annually. Mr. Parra is also eligible to earn a cash bonus for each completed tower and Co-location Tenants (as that term is defined in the employment agreement) that are in place as at December 31st each year. In addition, on each anniversary of the agreement, commencing on January 1, 2019, Mr. Parra is eligible to earn the equivalent of one (1%) percent of the total issued common shares of the Company.

The Company entered into an employment agreement with Mr. Santiago Rossi on October 31, 2018 and effective March 31, 2019 with regards to his employment as the Chief Financial Officer of the Company. The agreement is for an indefinite term and will continue until such time unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Rossi a base salary of $180,000 annually. Mr. Rossi is also eligible to earn a cash bonus for each completed tower and Co-location Tenants (as that term is defined in the employment agreement) that are in place as at December 31st each year. In addition, on each anniversary of the agreement, commencing on January 1, 2019, Mr. Rossi is eligible to earn the equivalent of one (1%) percent of the total issued common shares of the Company.

Oversight and Description of Director and NEO Compensation

The Company's compensation program is intended to attract, motivate, reward and retain the management talent needed to achieve the Company's business objectives of improving overall corporate performance and creating long-term value for the Company's shareholders. The compensation program is intended to reward executive officers on the basis of individual performance and achievement of corporate objectives, including the advancement of the exploration and development goals of the Company. The Company's current compensation program is comprised of base salary or fees, short term incentives such as discretionary bonuses and long term incentives such as stock options.

The Board has not created or appointed a compensation committee given the Company's current size and stage of development. All tasks related to developing and monitoring the Company's approach to the compensation of the Company's NEOs and directors are performed by the members of the Board. The compensation of the NEOs, directors and the Company's employees or consultants, if any, is reviewed, recommended and approved by the Board without reference to any specific formula or criteria. NEOs that are also directors of the Company are involved in discussion relating to compensation, and disclose their interest in and abstain from voting on compensation decisions relating to them, as applicable, in accordance with the applicable corporate legislation.

Pension Plan Benefits

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Plan, being the Company's only equity compensation plan, as of December 31, 2019.

Plan Category	Column (a) Number of shares to be issued upon exercise of outstanding options (1)	Column (b) Weighted-average exercise price of outstanding options	Column (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	1,275,000	$0.30	8,063,944
Equity compensation plans not approved by shareholders	Nil	Nil	Nil
Total	1,275,000	$0.30	8,063,944

(1) The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2) Based on the Company's issued and outstanding common shares of 93,389,446 as at December 31, 2019.

APPOINTMENT OF AUDITOR

On March 11, 2020 the Company changed its auditor from Manning Elliott LLP, Chartered Professional Accountants to Smythe LLP, Chartered Professional Accountants. Information regarding the change of auditor is available on SEDAR. See in particular the Notice of Change of Auditor filed by the Company on March 13, 2020, a copy of which is available at www.sedar.com. At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint Smythe LLP, Chartered Professional Accountants, as auditors of the Company for the fiscal year ending December 31, 2020, and to authorize the directors of the Company to fix the remuneration to be to be paid to the auditors for the fiscal year ending December 31, 2020. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends that Shareholders vote FOR the appointment of Smythe LLP, Chartered Professional Accountants, as the Company's auditors for the Company's fiscal year ending December 31, 2020 and the authorization of the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2020.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 Audit Committees ("NI 52-110"), a reporting issuer is required to provide disclosure annually with respect to its audit committee, including the text of its audit committee charter, information regarding the composition of the audit committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its audit committee (the "Audit Committee"):

The Audit Committee Charter

The full text of the Company's audit committee charter (the "Audit Committee Charter") is attached as Schedule "A" to this information circular.

Composition of the Audit Committee

The Company's Audit Committee is comprised of three directors consisting of Alejandro Ochoa, Robert Horsley and Fabio Alexander Vasquez.  As defined in NI 52-110, Mr. Ochoa, the Company's Chief Executive Officer and President, is not "independent", as he is an executive officer of the Company, and Messrs. Horsley and Vasquez are independent.  All of the Audit Committee members are "financially literate", as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

The Audit Committee is responsible for review of both interim and annual financial statements for the Company.  For the purposes of performing their duties, the members of the Audit Committee have the right, at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company.  The Audit Committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

The following sets out the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member and that provides each member with: (i) an understanding of the accounting principles used by the Company to prepare its financial statements; (ii) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions, (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and (iv) an understanding of internal controls and procedures for financial reporting:

Mr. Ochoa

Alejandro Ochoa has over 20 years of experience within the financial services industry, having worked at such firms as Morgan Stanley, Prudential Securities, Raymond James and Mackie Research Capital Corp. Mr. Ochoa has extensive experience with publicly traded companies and has an understanding of the accounting principles used by the Company to prepare its financial statements. Dedicated to Latin America, his areas of expertise include mining and energy transactions in advisory, capital raisings and strategic assets sales with Latin American transactions in Colombia, Mexico, and Peru. He has also covered telecom infrastructure companies from the United States, Argentina, and Colombia. Mr. Ochoa has a Bachelors in Science with a focus in Finance from Florida International University.

Mr. Horsley

Robert Nick Horsley has over 10 years of public markets experience focused in finance, investor relations, marketing management, and mergers and acquisitions. Mr. Horsley has served as a director and a consultant to several public and private companies, and has worked in a variety of industries including consumer goods, energy, mining, oil and gas, nutraceuticals and pharmaceuticals, and technology. Mr. Horsley has an understanding of the accounting principles used by the Company to prepare its financial statements.

Mr. Vasquez

Fabio Alexander Vasquez has over 25 years' experience in the aviation FBO industry, including 18 years spent leading Miami Executive Aviation (MEA) since its inception, as the company's owner and CEO.  Mr. Vasquez brought considerable marketing experience that he used to grow MEA including creating strategic industry partnerships with key partners, developing and hosting special events with Fortune 500 clients, such as Chevron, Enterprise Rent A Car and Merrill Lynch at his facilities to leverage awareness. Mr. Alexander currently leads Executive Investment Partners, which is a diverse investment company with holdings in the aviation, banking, and real estate sectors.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), or 6.1.1(6) or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-Audit Services) which provide an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Company's Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board and the Audit Committee, on a case-by-case basis, as applicable.

External Auditor Service Fees

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements.  "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company's external auditor in the last two fiscal years by category, are as follows:

Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2019	USD$80,800	Nil	Nil	Nil
2018	USD$152,700	Nil	Nil	Nil

Exemption

The Company is relying on the exemption provided by section 6.1 of National Instrument 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of National Instrument 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer, proposed nominee for election to the Board, or associate of such persons is, or at any time since the beginning of the Company's most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

No indebtedness of current or former director, executive officer, proposed nominee for election to the Board, or associate of such person is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares or who exercises control or direction of Shares, or a combination of both, carrying more than ten percent of the voting rights attached to the Shares outstanding (each, an "Insider"); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares.

MANAGEMENT CONTRACTS

There were no management functions of the Company, which were, to any substantial degree, performed by a person other than the directors or executive officers of the Company, except as otherwise described in this Information Circular.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices as follows:

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

Robert Horsely and Fabio Alexander Vasquez are "independent" in that each are independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than the interests and relationships arising from being Shareholders.  Alejandro Ochoa is the CEO and President of the Company.

Directorships

Certain directors of the Company are currently also directors of other reporting issuers, as described in the table below:

Name	Name of Reporting Issuer	Trading Market
Robert Horsley	Evolving Gold Corp.	CSE

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information.  The Board does not provide any continuing education.

Ethical Business Conduct

The Board has approved a Code of Business Conduct and Ethics (the "Code") to be followed by the Company's directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company's agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflicts of interest, protect confidential or proprietary information and comply with the applicable government laws and securities rules and regulations. The Board does not actively monitor compliance with the Code, but requires prompt notification of apparent or actual breaches so that it may investigate and take action. The Code has been circulated to all employees.

Nomination of Directors

The Company does not have a formal process or committee for proposing new nominees for election to the Board. The full Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the industry are consulted for possible candidates.

Compensation

The Company does not currently have a compensation committee as the Board performs the functions that a compensation committee would normally perform. The Company has not provided compensation to members of the Board or the Company's Chairman at any time and does not intend to provide compensation to any director or the Chairman in the near term other than through awards of Stock Options pursuant to the Company's Stock Option Plan. See "Statement of Executive Compensation."

Other Board Committees

The Company has no other committees other than the Audit Committee.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company, nor any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

RATIFICATION OF ADVANCE NOTICE POLICY

Prior to the Meeting, the Board adopted a policy requiring advance notice of the nomination of directors in certain circumstances (the "Advance Notice Policy"). The full text of the Advance Notice Policy is attached hereto as Schedule "B". Although the Company is not required to seek Shareholder approval of the Advance Notice Policy, the Board is asking the Shareholders to ratify the adoption of the Advance Notice Policy as a matter of good corporate governance. If the Shareholders vote against such ratification, the Advance Notice Policy will cease to have effect after the Meeting.

The Board has determined that it is in the best interests of the Company to adopt the Advance Notice Policy as it:

(a) facilitates orderly and efficient annual general or, where the need arises, special meetings;

(b) ensures that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; and

(c) allows shareholders to register an informed vote.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, to pass an ordinary resolution, the full text of which is set out below, to ratify the Advance Notice Policy.

PURPOSE OF THE ADVANCE NOTICE POLICY

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors. The Advance Notice Policy is the framework by which the Company seeks to fix a deadline by which shareholders of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

EFFECT OF THE ADVANCE NOTICE POLICY

Subject only to the BCBCA and the Company's Articles, only persons who are nominated in accordance with the procedures set out in the Advance Notice Policy shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (if one of the purposes for which the special meeting was called was the election of directors):

(a) by or at the direction of the Board, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCBCA, or a requisition of the shareholders made in accordance with the provisions of the BCBCA; or

(c) by any person (a "Nominating Shareholder"):

(i) who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Policy and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii) who complies with the notice procedures set forth in the Advance Notice Policy.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company.

To be timely, a Nominating Shareholder's notice to the Secretary of the Company must be made:

(a) in the case of an annual meeting of shareholders, not less than 30 and not more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder is to be made not later than the close of business on the 10th day after the Notice Date in respect of such meeting; and

(b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above.

To be in proper written form, a Nominating Shareholder's notice to the Secretary of the Company must set forth:

(a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i) the name, age, business address and residential address of the person;

(ii) the principal occupation or employment of the person during the past five years;

(iii) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv) a statement as to whether such person would be "independent" of the Company (as such term is defined under Applicable Securities Laws (as defined below)) if elected as a director at such meeting and the reasons and basis for such determination;

(v) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Nominating Shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting jointly or in concert therewith, on the one hand, and such nominee, and his or her respective associates, or others acting jointly or in concert therewith, on the other hand; and

(vi) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and Applicable Securities Laws (as defined below);

(b) as to the Nominating Shareholder giving the notice:

(i) any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company;

(ii) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of the record by the Nominating Shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and

(iii) any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and Applicable Securities Laws (as defined below);

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions set forth in the Advance Notice Provision and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall be disregarded.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy; provided, however, that nothing in the Advance Notice Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the BCBCA. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

For purposes of the Advance Notice Policy:

(a) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and

(b) "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on SEDAR at www.sedar.com.

The remaining capitalized terms used in this summary of the effect of the Advance Notice Policy have the meaning set forth in the Advance Notice Policy, the full text of which is set out in Schedule "B"

Notwithstanding any other provision of the Advance Notice Policy, notice given to the Secretary of the Company pursuant to the Advance Notice Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid, provided that receipt of confirmation of such transmission has been received) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of the Advance Notice Policy.

At the Meeting, Shareholders will be asked to approve the following ordinary resolution (the "Advance Notice Resolution"), which must be approved by at least a simple majority of the votes cast by Shareholders represented in person or by proxy at the Meeting who vote in respect of the Advance Notice Policy:

"RESOLVED, AS AN ORDINARY RESOLUTION THAT:

1. The Advance Notice Policy as more particularly described in the Information Circular be and is hereby ratified, confirmed and approved;

2. The Board is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company; and

3. Any one director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company, whether under its corporate seal or not, all such certificates, instruments, agreements, notices and others documents and to do all such other acts and things as in such person's opinion as may be necessary or desirable for the purpose of giving effect to this resolution."

The form of the Advance Notice Resolution set forth above is subject to such amendments as management may propose at the Meeting, but which do not materially affect the substance of the Advance Notice Resolution.

Management of the Company recommends that Shareholders vote in favour of the Advance Notice Resolution at the Meeting. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the Advance Notice Resolution.

ADDITIONAL INFORMATION

Shareholders may contact the Company at its office by mail at Suite 600 - 535 Howe Street, Vancouver, British Columbia  V6C 2Z4, to request copies of the Company's financial statements and related Management's Discussion and Analysis (the "MD&A").  Financial information is provided in the Company's audited financial statements and MD&A for the most recently completed financial year and in the financial statements and MD&A for subsequent financial periods, which are available on SEDAR.

OTHER MATTERS

Other than the above, management of the Company know of no other matters to come before the Meeting other than those referred to in the Notice. If any other matters that are not currently known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the Designated Persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board.

Dated at Vancouver, British Columbia this 3rd day of August, 2020.

ON BEHALF OF THE BOARD OF DIRECTORS OF

TOWER ONE WIRELESS CORP.

"Alejandro Ochoa"
Alejandro Ochoa
Chief Executive Officer, President and Director

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

Charter of the Audit Committee of the Board of Directors of
Tower One Wireless Corp. (the "Company")

This Charter establishes the composition, the authority, roles and responsibilities and the general objectives of the Company's audit committee, or its Board of Directors in lieu thereof (the "Audit Committee"). The roles and responsibilities described in this Charter must at all times be exercised in compliance with the legislation and regulations governing the Company and any subsidiaries.

1. Composition

(a) Number of Members. The Audit Committee must be comprised of a minimum of three directors of the Company, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation.

(b) Chair. If there is more than one member of the Audit Committee, members will appoint a chair of the Audit Committee (the "Chair") to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Audit Committee for any number of consecutive terms.

(c) Financially Literacy.  All members of the audit committee will be financially literate  as defined by applicable legislation. If upon appointment a member of the Audit Committee is not financially literate as required, the person will be provided with a period of three months to acquire the required level of financial literacy.

2. Meetings

(a) Quorum. The quorum required to constitute a meeting of the Audit Committee is set at a majority of members.

(b) Agenda.  The Chair will set the agenda for each meeting, after consulting with management and the external auditor.  Agenda materials such as draft financial statements must be circulated to all Audit Committee members for members to have a reasonable amount of time to review the materials prior to the meeting.

(c) Notice to Auditors. The Company's auditors (the "Auditors") will be provided with notice as necessary of any Audit Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor's duties.

(d) Minutes. Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee.

3. Roles and Responsibilities

The roles and responsibilities of the Audit Committee include the following:

External Auditor

The Audit Committee will:

(a) Selection of the external auditor.  Select, evaluate and recommend to the Board, for shareholder approval, the Auditor to examine the Company's accounts, controls and financial statements.

(b) Scope of Work. Evaluate, prior to the annual audit by the Auditors, the scope and general extent of the Auditor's review, including the Auditor's engagement letter.

(c) Compensation. Recommend to the Board the compensation to be paid to the external auditors.

(d) Replacement of Auditor. If necessary, recommend the replacement of the Auditor to the

Board of Directors.

(e) Approve Non-Audit Related Services. Pre-approve all non-audit services to be provided by the Auditor to the Company or its subsidiaries.

(f) Direct Responsibility for Overseeing Work of Auditors. Must directly oversee the work of the Auditor. The Auditor must report directly to the Audit Committee.

(g) Resolution of Disputes. Assist with resolving any disputes between the Company's management and the Auditors regarding financial reporting.

Consolidated Financial Statements and Financial Information

The Audit Committee will:

(h) Review Audited Financial Statements. Review the audited consolidated financial statements of the Company, discuss those statements with management and with the Auditor, and recommend their approval to the Board.

(i) Review of Interim Financial Statements. Revie and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board.

(j) MD&A, Annual and Interim Earnings Press Releases, Audit Committee Reports. Review the Company's management discussion and analysis, interim and annual press releases, and audit committee reports before the Company publicly discloses this information.

(k) Auditor Reports and Recommendations. Review and consider any significant reports and recommendations issued by the Auditor, together with management's response, and the extent to which recommendations made by the Auditor have been implemented.

Risk Management, Internal Controls and Information Systems

The Audit Committee will:

(l) Internal Control. Review with the Auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls. Remain informed, through communications with the Auditor, of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of the Company or from applicable laws or regulations.

(m) Financial Management. Periodically review the team in place to carry out financial reporting functions, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions.

(n) Accounting Policies and Practices. Review management plans regarding any changes in accounting practices or policies and the financial impact thereof.

(o) Litigation. Review with the Auditors and legal counsel any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the consolidated financial statements.

(p) Other. Discuss with management and the Auditors correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company's financial statements or disclosure.

Complaints

(q) Accounting, Auditing and Internal Control Complaints. The Audit Committee must establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters.

(r) Employee Complaints. The Audit Committee must establish a procedure for the confidential transmittal on condition of anonymity by the Company's employees of concerns regarding questionable accounting or auditing matters.

4. Authority

(a) Auditor. The Auditors, and any internal auditors hired by the company, will report directly to the Audit Committee.

(b) To Retain Independent Advisors. The Audit Committee may, at the Company's expense and without the approval of management, retain the services of independent legal counsels and any other advisors it deems necessary to carry out its duties and set and pay the monetary compensation of these individuals.

5. Reporting

The Audit Committee will report to the Board on:

(a) the Auditor's independence;

(b) the performance of the Auditor and any recommendations of the Audit Committee in relation thereto;

(c) the reappointment and termination of the Auditor;

(d) the adequacy of the Company's internal controls and disclosure controls;

(e) the Audit Committee's review of the annual and interim consolidated financial statements;

(f) the Audit Committee's  review  of the annual  and interim  management  discussion  and analysis;

(g) the Company's compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

(h) all other material matters dealt with by the Audit Committee.

SCHEDULE "B"

ADVANCE NOTICE POLICY

TOWER ONE WIRELESS CORP.
(the "Company")

Advance Notice Policy for Nomination of Directors

1. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company.

2. Nominations of persons for election to the board may be made at any annual meeting of shareholders or at any special meeting of shareholders (if one of the purposes for which the special meeting was called was the election of directors):

(a) by or at the direction of the board, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(c) by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving of the notice provided for below in this policy and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this policy.

3. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof (as provided for in Section 4) in proper written form to the secretary of the Company at the principal executive offices of the Company.

4. To be timely, a Nominating Shareholder's notice to the secretary of the Company must be given:

(a) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day after the Notice Date in respect of such meeting; and

(b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above.

5. To be in proper written form, a Nominating Shareholder's notice to the secretary of the Company must set forth:

(a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person during the past five years; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (D) a statement as to whether such person would be "independent" of the Company (as such term is defined under Applicable Securities Laws (as defined below)) if elected as a director at such meeting and the reasons and basis for such determination; (E) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Nominating Shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting jointly or in concert therewith, on the one hand, and such nominee, and his or her respective associates, or others acting jointly or in concert therewith, on the other hand; and (F) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below); and

(b) as to the Nominating Shareholder giving the notice: (A) any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company; (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of the record by the Nominating Shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below). The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee. The Nominating Shareholder's notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

6. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

7. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions set forth in this policy and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall be disregarded.

8. For purposes of this policy:

(a) "Affiliate", when used to indicate a relationship with a person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(b) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

(c) "Associate", when used to indicate a relationship with a specified person, means:

(i) any corporation or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding,

(ii) any partner of that person,

(iii) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity,

(iv) a spouse of such specified person,

(v) any person of either sex with whom such specified person is living in a conjugal relationship outside marriage, or

(vi) any relative of such specified person or of a person mentioned in clauses (iv) or (v) of this definition if that relative has the same residence as the specified person;

(d) "Derivatives Contract" means a contract between two parties (the "Receiving Party" and the "Counterparty") that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the "Notional Securities"), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(e) "owned beneficially" or "owns beneficially" means, in connection with the ownership of shares in the capital of the Company by a person:

(i) any such shares as to which such person or any of such person's Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,

(ii) any such shares as to which such person or any of such person's Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,

(iii) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty's Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person's Affiliates or Associates is a Receiving Party; provided, however, that the number of shares that a person owns beneficially pursuant to this clause in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty's Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty's Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate, and

(iv) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(f) "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

9. Notwithstanding any other provision of this policy, notice given to the secretary of the Company pursuant to this policy may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid, provided that receipt of confirmation of such transmission has been received) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is to a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

10. Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this policy.